UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Shinhan Financial Group made a resolution to enter into a trust agreement for acquisition of treasury shares

On October 25, 2024, the board of directors of Shinhan Financial Group resolved to enter into a trust agreement to acquire treasury shares. The details are as follows:

1.	Total contract amount: KRW 400,000,000,000 *

* Of the 400 billion KRW worth of treasury shares to be acquired by trust, approximately 250 billion KRW is expected to be acquired by December 31, 2024, and the remaining approximately 150 billion KRW will be acquired within the first quarter of 2025.

2.	Contract period: October 28, 2024 - April 27, 2025

3.	Contracting party: NH Investment & Securities Co., Ltd.

4.	Expected date of agreement: October 28, 2024

5.	Number of treasury shares owned as of October 27, 2024: 5,947,890

6.	Date of resolution by the board of directors: October 25, 2024

7.	Brokerage company appointed for the share acquisition: NH Investment & Securities Co., Ltd.

8.	Limitation on the acquisition amount of treasury shares as of October 25, 2024
Items	Amount (unit: KRW won)
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code(1)	4,732,430,450,046
2. Amount of treasury shares acquired since the end of the previous fiscal year	450,482,557,177
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	268,696,637,475
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	548,426,657,880
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (moving average)	226,843,348
Limitation on the acquisition price of treasury shares (1-2-3-4-5+6)	3,465,051,440,862

(1)	As of the end of the previous fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 25, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer